EXHIBIT 11(a)(55)
                                                        -----------------

        [Form of letter dated December 17, 1999, from Gary L. Neale,
         Chairman, President and Chief Executive Officer of Parent,
                    to the Company's financial advisors]

         [Letterhead of Gary L. Neale, Chairman, President and Chief
                         Executive Officer of Parent]

   Friday, December 17, 1999

   Mr. Daniel B. More                      Mr. Gregg Smith Polle
   Morgan Stanley Dean Witter              Salomon Smith Barney
   1585 Broadway                           Seven World Trade Center
   New York, NY 10036                      New York, NY 10048

   Gentlemen:

   We would like to thank you for the continued opportunity to pursue a strategic combination with Columbia Energy Group ("Columbia"). WE ARE PLEASED TO PRESENT YOU WITH THIS PROPOSAL TO PURCHASE ALL OF THE OUTSTANDING SHARES OF COLUMBIA FOR $74.00 PER SHARE IN CASH.

   We believe that the NiSource/Columbia platform is uniquely positioned to create value for shareholders, employees and customers due to its scale, contiguous asset base and complementary skills. The new NiSource/Columbia will be a super-regional, full-service energy provider serving over 4.1 million customers located within nine states that span the high growth Energy Corridor. The combined NiSource/Columbia will be competitively positioned as the largest natural gas company east of the Rockies and the second largest gas company in the U.S.

   (i) We are proposing to purchase all of the outstanding stock of Columbia for $74.00 per share in cash. The recent movement in the stock prices of the electric and gas sectors has affirmed our belief that this offer represents a full and fair price to the Columbia shareholders and is representative of the value that can be created through the combination of these two companies.

   (ii) As you are aware, our proposal is not subject to financing. We have obtained a fully committed bank acquisition facility from Credit Suisse First Boston ("CSFB") and Barclays Bank Plc ("Barclays") in an amount sufficient to finance our proposed purchase price. We believe that our commitment letter is standard and customary for an acquisition financing of this type. Furthermore, it is our understanding that the demonstration of fully committed financing, prior to the existence of a definitive merger agreement, provides Columbia's directors and shareholders with greater certainty than is typically furnished in a sale process of this nature. We would be pleased to make representatives from CSFB and Barclays available to discuss the details of our financing package.





          We plan to issue debt and equity in the capital markets and to sell certain non-strategic assets to ensure that we maintain a strong investment grade rating. Our financial advisors and the rating agencies are comfortable with our plan and our ability to maintain such a rating.

   (iii) As stated previously, we have a great deal of respect for Rick Richard and his management team. We recognize that much of the value inherent in Columbia is attributable to the knowledge and skills possessed by its managers, employees and directors. NiSource has a proven history of leveraging the management and employee talent present within the companies with which we have merged.

          Consistent with our recent communication with Columbia, we are extending an invitation for five directors, including Rick Richard, to join an expanded NiSource board of directors. We would like to offer Rick the job of Vice Chairman of the combined company and it is also our intention to retain the heads of all critical operating units and the headquarters for those units.

   (iv) Our proposal for Columbia is based on public information and the information and assumptions presented the Confidential Information. The purchase would be accomplished through a merger of a newly formed subsidiary of NiSource into Columbia. We have assumed that the purchase agreement ("Agreement") would include customary provisions for a transaction of this type, including appropriate representations and warranties, covenants and conditions to closing. We are not otherwise aware of any special legal or business considerations that would affect our proposal.

   (v) We plan for our diligence effort to be confirmatory in nature and we assume that the data room will contain most, if not all, of the information required for completing our due diligence. This assumption is based upon the expectation that the data room will contain a customary level of detail regarding the financial, operational, environmental, regulatory, human resource and legal aspects of Columbia and its subsidiaries. We have the necessary personnel and resources available to complete our review and we are prepared to be in Herndon as soon as the appropriate information is available.

   (vi) We have already obtained all the necessary corporate approvals to execute our purchase proposal. NiSource shareholder approval will not be required for this transaction. We also have already obtained FTC approval for a proposed transaction and do not anticipate any difficulty in receiving the necessary approvals from the SEC on a timely basis. Our regulatory analysis of the proposed combination has concluded that we will require state utility commission approvals from Kentucky, Maryland, Pennsylvania and Virginia. We will also comply with any applicable requirements in Ohio, West Virginia and Maine. As evidenced in our combination with Bay State Gas Company, we have proven to be successful in navigating the state approval process in an expeditious and efficient manner. We believe a friendly NiSource/Columbia transaction will receive more timely treatment by regulators than the recent Dominion/CNG transaction due to our lack of overlap and therefore should require a shorter approval timeline.

          As you are aware, we have had the proposed transaction reviewed by four leading regulatory experts who are all former state utility commissioners. These experts have opined that a proposed NiSource/Columbia combination could clear all regulatory hurdles within a 6-9 month time period.

   (vii) NiSource has engaged CSFB and Wasserstein Perella & Company, Inc. ("Wasserstein") to act as its financial advisors for this transaction. We have also engaged Simpson Thacher and Bartlett and Schiff Hardin & Waite as legal counsel. Any contact with our financial advisors should be directed to Jamie Welch, CSFB, at (212) 325-4588 or Ned Weihman, Wasserstein, at (212) 969-2730. Our advisors have assured us that their respective teams are available and fully committed to the proposed schedule for completion of the transaction.

   We are very confident that our proposal will prove to be the most compelling for the shareholders, employees and customers of Columbia. We have very carefully structured our offer to address the considerations of Columbia's various constituents. We look forward to further discussing our proposal and would like an opportunity to meet with Rick and his management team to expound upon our vision for the combined NiSource/Columbia.

   Sincerely,

   /s/ Gary L. Neale

   Gary L. Neale
   Chairman and Chief Executive Officer
   NiSource Inc.